

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2019

<u>Via E-mail</u>
Sandeep Reddy
Chief Financial Officer
Guess, Inc.
1444 South Alameda Street
Los Angeles, CA 90021

      Re: Guess, Inc.
             Form 10-K for the Fiscal Year Ended February 2, 2019
             Filed March 29, 2019
             File No. 1-11893

Dear Mr. Reddy:

     We refer you to our comment letter dated July 18, 2019 regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   /s/ Cecilia Blye

                   Cecilia Blye, Chief
                   Office of Global Security Risk

cc: John Reynolds
       Assistant Director